Mail Stop 4561

January 16, 2008

Mr. Erik E. Prusch
Chief Financial Officer
Borland Software Corporation
8303 N. Mo-Pac Expressway, Suite A-300
Austin, Texas 78759

      Re: Borland Software Corporation
              Form 10-K for Fiscal Year Ended December 31, 2006
              File No. 001-10824

Dear Mr. Prusch:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief